U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 13th, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13th, 2002

PERDIGAO S.A.

By:

Name: Wang Wei Chang
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Notice to Shareholders

Exhibit 1

Notice to Shareholders

PDA LISTED NYSE

PERDIGÃO S.A.

CNPJ-MF 01.838.723/0001-27
Public Company

NOTICE TO SHAREHOLDERS

The Board of Directors, in a meeting held on February 7, 2002, approved the distribution of dividends to shareholders.

The payment will begin on February 28, 2002, in the rate of R$ 0.055583 per share – no withholding tax.

For further information, please contact:

Investor Relations Department

Av. Escola Politécnica, 760 – 2nd Floor - 05350-901 - São Paulo - SP - Brazil

Telephones: (5511) 3718-5301/5306/5465

Fax: (5511) 3718-5297

E-mail: acoes@perdigao.com.br

São Paulo(SP), February 8, 2002

Wang Wei Chang
Chief Financial Officer

Please consider:

In Brazil:

Record Date: February 18, 2002

Ex-Date: February 19, 2002